EXHIBIT 12

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Three Months Ended March 31, 2016

(In thousands)

Earnings
Net income before minority interest	$17,197
Equity earnings	(2,233)
Income distribution from equity investees	865
Minority interest in pretax income	(1,076)
Amortization of capitalized interest	132
Federal and state income taxes	10,032
Fixed charges	5,323
Total Earnings as Defined	$30,240

Fixed Charges
Interest expense on long-term debt and other	$4,835
Interest on rentals*	177
Amortization of debt issuance costs	226
AFUDC - borrowed funds	85
Total Fixed Charges	$5,323

Ratio of Earnings to Fixed Charges	5.68X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.